

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 19, 2022

Sze Hon, Johnson Chen
Chief Executive Officer
Magic Empire Global Limited
3/F, 8 Wyndham Street
Central, Hong Kong

>   **Re: Magic Empire Global Limited**
>   **Amendment No. 3 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted January 4, 2022**
>   **CIK No. 0001881472**

Dear Mr. Chen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted January 4, 2022

Risk Factors
Our Ordinary Shares may be prohibited from being trading on a national exchange under the Holding Foreign Companies Accountable Act, page 21

1.   We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the

HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at (202) 551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Lawrence S. Venick, Esq.